Exhibit 99.1

Draganfly Establishes Public Safety Advisory Board, Appoints Homeland Security and Law Enforcement Expert Paul Goldenberg as Chair

Industry Veteran Joins Draganfly to Drive Innovation at the Intersection of Public Safety and Technology

Tampa, FL – April 16, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an industry-leading developer of drone solutions and systems, is proud to announce the formation of its Public Safety Advisory Board. This new initiative reinforces Draganfly’s commitment to delivering cutting-edge, mission-critical technologies that support enforcement and public safety agencies worldwide. Renowned global public safety expert and Homeland Security advisor Paul Goldenberg will serve as the inaugural Chair of the Board.

With more than 30 years of experience in law enforcement, global security, and national intelligence, Goldenberg brings unparalleled expertise to the role. Recently named America’s Most Influential Person in Homeland Security, he has advised U.S. Presidents, members of Congress, and international security bodies on counterterrorism, cybercrime, and public safety. As a former senior member of the U.S. Department of Homeland Security Advisory Council (HSAC), Goldenberg led pivotal initiatives, including the DHS Cybersecurity Task Force and the Countering Foreign Influence Task Force. He currently serves as Chief Advisor for Policy and International Policing at the Rutgers University Miller Center on Policing, a Distinguished Visiting Fellow for Transnational Security at the University of Ottawa, and a member of the National Sheriffs’ Association Southern Border Security Committee.

Goldenberg’s career also includes directing the OSCE (Organization for Security and Co-operation in Europe) transitional policing mission, working on the ground in regions such as Kosovo, Bosnia, Ukraine, and France. His efforts focused on strengthening police responses to extremism and fostering collaboration between law enforcement agencies and vulnerable communities.

“Draganfly’s commitment to utilizing technology to enhance public safety and law enforcement aligns with my lifelong mission to improve security and foster trust between agencies and the communities they serve,” said Goldenberg. “Given the challenges law enforcement agencies face, including recruitment and retention issues, drones have become an invaluable tool that helps officers protect both themselves and the communities they serve.”

Cameron Chell, CEO of Draganfly, emphasized the significance of Goldenberg’s appointment:

“Paul’s vast experience in homeland security, counterterrorism, and law enforcement makes him the ideal choice to lead our Public Safety Advisory Board. His leadership will be instrumental in advancing Draganfly’s mission to deliver innovative, AI-powered drone technologies that improve situational awareness and operational efficiency for law enforcement agencies across the globe.”

Goldenberg’s past roles have included serving as the first Chief of the New Jersey Attorney General’s Office for Hate Crime and Domestic Terrorism Investigations, managing major organized crime cases, spending six years deep undercover as part of the South Florida Task Force, and leading one of the United States’ largest social service and juvenile justice systems. His work has directly influenced modern policing strategies and shaped national and international policy.

The creation of Draganfly’s Public Safety Advisory Board marks a pivotal step in the Company’s continued efforts to strengthen public safety and law enforcement capabilities, offering innovative solutions that support officers in the field.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com.

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Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Public Safety Advisory Board advancing Draganfly’s mission to deliver innovative, AI-powered drone technologies that improve situational awareness and operational efficiency for law enforcement agencies across the globe. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.